Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three months ended March 31, 2023 Dated: May 9, 2023

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Income and Comprehensive Income
For the three months ended March 31, 2023 and 2022
(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended
		March 31,	March 31,
		2023	2022
	Note	$	$

Income from equity accounted investment in Juanicipio	6	7,919	13,762
General and administrative expenses	4	(3,272)	(2,270)
General exploration and business development		(102)	(25)
Exploration and evaluation assets written down	7	-	(10,471)
Operating income		4,545	996

Interest income		564	101
Other income	10	127	-
Foreign exchange loss		(180)	(19)
Income before income tax		5,056	1,078

Deferred income tax (expense) benefit		(343)	1,602
Net income		4,713	2,680

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities		(1)	(58)
Deferred tax benefit		-	7
Other comprehensive loss		(1)	(51)

Total comprehensive income		4,712	2,629

Basic earnings per share		0.05	0.03
Diluted earnings per share		0.05	0.03

Weighted average shares outstanding	9
Basic		101,117,919	97,819,441
Diluted		101,319,086	98,077,137

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position
As at March 31, 2023 and December 31, 2022
(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	March 31, 2023	December 31, 2022
		$	$
Assets

Current assets
Cash		54,613	29,955
Accounts receivable	5	2,444	708
Prepaid expenses		1,961	1,232
		59,018	31,895
Non-current assets
Investments		9	11
Investment in Juanicipio	6	369,703	338,316
Exploration and evaluation assets	3,7	39,947	37,259
Property and equipment	8	331	348
		409,990	375,934
Total assets		469,008	407,829

Liabilities

Current liabilities
Trade and other payables		2,031	2,542
Current portion of lease obligation	8	130	121
Flow-through premium liability	10	2,859	-
		5,020	2,663
Non-current liabilities
Lease obligation	8	102	140
Deferred income taxes		3,264	2,921
Provision for reclamation		409	409
Total liabilities		8,795	6,133

Equity

Share capital	9	612,975	559,933
Equity reserve		19,553	18,790
Accumulated other comprehensive income		783	784
Deficit		(173,098)	(177,811)
Total equity		460,213	401,696
Total liabilities and equity		469,008	407,829

Commitments and contingencies	16

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2023 and 2022
(In thousands of US dollars, unless otherwise stated - Unaudited)

		For the three months ended,
		March 31,	March 31,
		2023	2022
	Note	$	$

OPERATING ACTIVITIES
Net income for the period		4,713	2,680
Items not involving cash:
Amortization of flow-through premium liability	10	(127)	-
Depreciation and amortization	8	10	34
Deferred income tax expense (benefit)		343	(1,602)
Exploration and evaluation assets written down	7	-	10,471
Income from equity accounted investment in Juanicipio	6	(7,919)	(13,762)
Share-based payment expense	9	763	497
Unrealized foreign exchange loss		175	15

Movements in non-cash working capital
Accounts receivable		(205)	(62)
Prepaid expenses		(728)	(2,290)
Trade and other payables		(131)	2,355
Net cash used in operating activities		(3,106)	(1,664)

INVESTING ACTIVITIES
Convertible note receivable	3	-	(2,403)
Exploration and evaluation expenditures	7	(2,979)	(1,291)
Investment in Juanicipio	6	(25,159)	(85)
Interest payment from loan to Juanicipio Entities	6	149	-
Proceeds from disposition of equity securities		-	1,111
Net cash used in investing activities		(27,989)	(2,668)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	225	-
Issuance of common shares, net of share issue costs	9	39,472	-
Issuance of flow-through shares, net of share issue costs	9	16,208	-
Payment of lease obligation (principal)	8	(30)	(28)
Net cash from (used in) financing activities		55,875	(28)

Effect of exchange rate changes on cash		(122)	(140)

Increase (decrease) in cash during the period		24,658	(4,500)
Cash, beginning of period		29,955	56,748
Cash, end of period		54,613	52,248

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended March 31, 2023 and 2022
(In thousands of US dollars, except shares - Unaudited)

					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
		Shares	Amount	Reserve	income (loss)	Deficit	equity
	Note		$	$	$	$	$
Balance, January 1, 2022		97,809,441	543,927	18,215	1,798	(196,419)	367,521

Stock options exercised		100,678	1,399	(362)	-	-	1,037
Stock options exercised cashless		24,247	432	(432)	-	-	-
Restricted and performance share units converted		98,012	1,147	(1,147)	-	-	-
Deferred share units converted		86,295	871	(871)	-	-	-
Shares issued on acquisition of Gatling Exploration		774,643	11,212	-	-	-	11,212
Shares issued in settlement of Gatling Exploration liability		63,492	945	85	-	-	1,030
Share-based payment		-	-	3,302	-	-	3,302

Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax		-	-	-	(964)	964	-

Other comprehensive loss		-	-	-	(50)	-	(50)
Net income for the year		-	-	-	-	17,644	17,644
Balance, December 31, 2022		98,956,808	559,933	18,790	784	(177,811)	401,696

Stock options exercised	9	21,346	292	(67)	-	-	225
Shares issued for cash, net of flow-through premium liability	9	3,874,450	56,761	-	-	-	56,761
Share issue costs	9	-	(4,011)	-	-	-	(4,011)
Share-based payment	9	-	-	830	-	-	830

Other comprehensive loss		-	-	-	(1)	-	(1)
Net income for the period		-	-	-	-	4,713	4,713
Balance, March 31, 2023		102,852,604	612,975	19,553	783	(173,098)	460,213

Balance, January 1, 2022		97,809,441	543,927	18,215	1,798	(196,419)	367,521

Deferred share units converted	9	25,000	218	(218)	-	-	-
Share-based payment	9	-	-	503	-	-	503
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax		-	-	-	(964)	964	-

Other comprehensive loss		-	-	-	(51)	-	(51)
Net income for the period		-	-	-	-	2,680	2,680
Balance, March 31, 2022		97,834,441	544,145	18,500	783	(192,775)	370,653

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

1.      NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 and is governed by the Business Corporations Act of the Province of British Columbia. Its shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American, LLC in the United States of America.

MAG is a Canadian development and exploration company focused on becoming a top-tier silver dominant precious metals company by exploring and advancing high-grade, district scale projects in the Americas. The immediate parent of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada). The Company’s principal asset is a 44% interest in the Juanicipio Project (Note 6 “Investment in Juanicipio”) located in the state of Zacatecas, Mexico, which has completed construction and has started commissioning of a 4,000 tonnes per day processing plant. Juanicipio commenced concentrate production and shipped its first commercial lead and zinc concentrates in late March 2023. During this ramp-up and commissioning period, excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo Plc (“Fresnillo”)).

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.      MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

6

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 8, 2023.

(b)	Significant accounting judgments and estimates

The Company and Juanicipio make certain significant judgments and estimates in the process of applying the Company’s accounting policies. Management believes the judgments and estimates used in these condensed interim consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas involving significant judgments and estimates have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022.

3.      ACQUISITION OF GATLING EXPLORATION INC.

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a Canadian dollar (“C$”) $3 million convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project (the “Larder Project”). Under the terms of the Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares to the shareholders of Gatling in connection with the Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants (Note 9). A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 common shares of the Company.

The Company has determined that the Transaction did not meet the definition of business combination under IFRS 3, Business Combinations and accordingly, has been accounted for as an asset acquisition.

The purchase price allocation requires management to estimate the relative fair value of identifiable assets acquired including intangible assets and liabilities assumed.

7

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following tables summarize the fair value of the consideration given and the fair values of identified assets and liabilities recognized as a result of the Transaction.

Total shares issued on close:	774,643

$
MAG share price -C$	18.54
USD exchange rate	0.7807
MAG share price - US$	14.47

Value of shares on close of Transaction	11,212
Value of convertible note receivable	2,392
Value of replacement options and warrants	85
Transaction costs	350
Value of consideration paid	14,039

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payable and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

8

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

4.      GENERAL AND ADMINISTRATIVE EXPENSES

		For the three months ended
	March 31,	March 31,
	2023	2022
	$	$
EXPENSES
Accounting and audit	128	74
Depreciation and amortization (see Note 8)	10	34
Filing and transfer agent fees	267	258
General office expenses	144	87
Insurance	489	423
Legal	125	53
Management compensation and consulting fees	1,135	769
Share-based payment expense (see Note 9)	763	497
Shareholder relations	116	63
Travel	95	12
	3,272	2,270

5.      ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2023	2022
	$	$
Receivable from Minera Juanicipio (Notes 6 & 16)	1,853	323
Value added tax ("IVA" and "GST")	587	382
Other receivables	4	3
	2,444	708

6.      INVESTMENT IN JUANICIPIO

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” and in reference to the project, the “Juanicipio Project.”

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at March 31, 2023, as publicly reported.

9

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

Changes during the period of the Company’s investment relating to its interest in Juanicipio is detailed as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2023	2022
	$	$
Juanicipio Project oversight expenditures incurred 100% by MAG	155	719
Cash contributions and advances to Juanicipio (see Note 15)	24,992	8,140
Total for the period	25,147	8,859
Income from equity accounted investment in Juanicipio (2)	7,919	40,767
Interest earned net of recontributions, reclassified to accounts receivable (1)	(1,679)	(2,394)
Balance, beginning of period	338,316	291,084
Balance, end of period	369,703	338,316

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. For the three months ended March 31, 2023, the Company earned interest net of recontributions amounting to $1,679 (year ended December 31, 2022: $2,394), which has been reclassified to accounts receivable.

(2) Represents the Company’s 44% share of Juanicipio’s net income for the period, as determined by the Company.

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

10

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Income

	For the three months ended
	March 31,	March 31,
	2023	2022
	$	$

Sales	51,482	64,916
Cost of sales:
Production cost	27,378	15,264
Depreciation and amortization	7,955	3,431
Cost of sales	35,333	18,695
Gross profit	16,149	46,221
Consulting and administrative expenses	(1,499)	(1,532)
Extraordinary mining duty	(520)	(103)
	14,130	44,586
Exchange losses and other	(2,864)	(821)
Interest expenses	(3,816)	-
Income tax benefit (expense)	6,731	(12,487)

Income for the period	14,181	31,278

MAG's 44% equity income	6,240	13,762
Loan interest on mining assets - MAG 44%	1,679	-
MAG's 44% equity income	7,919	13,762

11

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Financial Position

	March 31,	December 31,
	2023	2022
	$	$
Assets

Current assets
Cash and cash equivalents	8,454	1,102
Value added tax and other receivables	17,145	13,945
Concentrate sales receivable	27,895	24,098
Inventories
Stockpiles	25,298	26,020
Metal concentrates	3,671	-
Materials and supplies	13,580	10,081
Prepaids and other assets	7,347	7,756
	103,390	83,002
Non-current assets
Right-of-use assets	1,175	1,336
Mineral interests, plant and equipment	792,236	779,735
Deferred tax assets	9,585	11,259
	802,996	792,330
Total assets	906,386	875,332

Liabilities

Current liabilities
Payables	33,795	34,678
Interest and other payables to shareholders	20,637	13,460
Income tax payable	607	36,259
	55,039	84,397
Non-current liabilities
Lease obligation	1,168	1,329
Provisions
Reserves for retirement and pension	38	29
Reclamation and closure	3,132	3,073
Deferred tax liabilities	11,766	22,242
	16,104	26,673
Total liabilities	71,143	111,070

Equity

Shareholders equity including shareholder advances	835,243	764,262
Total equity	835,243	764,262
Total liabilities and equity	906,386	875,332

12

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Expenditures on mineral interests, plant and equipment capitalized directly by Juanicipio for the three months ended March 31, 2023 amounted to $20,288 (year ended December 31, 2022: $160,112). Depreciation on mining equipment, infrastructure and mineral assets, excluding the plant, has been recognised on a Units of Production (“UOP”) basis for the three months ended March 31, 2023. As the plant has not reached commercial production as at March 31, 2023, plant depreciation on a UOP basis has not commenced.

7.	EXPLORATION AND EVALUATION ASSETS

	(a)	In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in December 2022. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,350 over the next 6 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of March 31, 2023, the Company has incurred $21,040 of eligible exploration expenditures on the property). As at March 31, 2023, the Company has also bonded and recorded a $409 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b)	During the year ended December 31, 2022, through the acquisition of Gatling the Company acquired 100% of the Larder Project in Ontario (Note 3). As at March 31, 2023, the Company incurred $3,709 spend after acquisition costs, of which $1,754 were drilling costs.

(c)	In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the property’s full carrying amount of $10,471 during the year ended December 31, 2022.

13

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the three months ended March 31, 2023 and year ended December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on these projects:

	Three months ended	Year ended
	March 31,	December 31,
	2023	2022
	$	$
Deer Trail
Option and other payments	-	210
Total acquisition costs	-	210
Geochemical	115	422
Camp and site costs	141	713
Drilling	767	6,255
Geological consulting	269	964
Geophysical	16	325
Land taxes and government fees	19	232
Legal, community and other consultation costs	99	303
Travel	41	167
Total for the period	1,467	9,591
Balance, beginning of period	19,565	9,974
Total Deer Trail Project cost	21,032	19,565
Larder Project
Acquisition (Note 3)	-	15,187
Option and other payments	-	19
Total acquisition costs	-	15,206
Geochemical	189	112
Camp and site costs	33	127
Drilling	522	1,232
Geological consulting	265	450
Geophysical	90	314
Land taxes and government fees	11	19
Legal, community and other consultation costs	74	176
Travel	37	58
Total for the period	1,221	17,694
Balance, beginning of period	17,694	-
Total Larder Project cost	18,915	17,694

14

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Black Hills
Geochemical	-	5
Camp and site costs	-	1
Geological consulting	-	127
Geophysical	-	3
Land taxes and government fees	-	7
Legal, community and other consultation costs	-	46
Travel	-	2
Total for the period	-	191
Balance, beginning of period	-	10,280
Less: Amounts written off	-	(10,471)
Total Black Hills Project cost	-	-
Total Exploration and Evaluation Assets	39,947	37,259

Included in exploration and evaluation assets at March 31, 2023 were liabilities for trade and other payables of $328 (December 31, 2022: $695).

8.      PROPERTY AND EQUIPMENT

The continuity of the Company’s property and equipment to March 31, 2023 is as follows:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Lease Obligation below)	Total
	$	$	$	$
Balance, January 1, 2022	489	414	545	1,448
Additions	-	35	8	43
Balance, December 31, 2022	489	449	553	1,491
Balance, March 31, 2023	489	449	553	1,491

Accumulated depreciation and amortization	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
Balance, January 1, 2022	468	156	340	964
Depreciation and amortization	6	43	130	179
Balance, December 31, 2022	474	199	470	1,143
Depreciation and amortization	2	7	8	17
Balance, March 31, 2023	476	206	478	1,160

15

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
At December 31, 2022	15	250	83	348
At March 31, 2023	13	243	75	331

Lease obligation

Minimum lease payments in respect of the lease obligation and the effect of discounting are as follows:

	March 31,	December 31,
	2023	2022
	$	$
Undiscounted minimum lease payments
Less than one year	153	143
Two to three years	113	150
	266	293
Effect of discounting	(34)	(32)
Present value of minimum lease payments - total lease obligation	232	261
Less: current portion	(130)	(121)
Long-term lease obligation	102	140

For the three months ended March 31, 2023, the Company recognized $8 (March 31, 2022: $13) of interest expense on the lease obligation which is included in ‘General office expenses’.

9.	SHARE CAPITAL

	(a)	Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at March 31, 2023, there were 102,852,604 common shares outstanding (December 31, 2022: 98,956,808).

16

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

	Three months ended
	March 31,	March 31,
	2023	2022
Basic weighted average number of shares outstanding	101,117,919	97,819,441
Effect of dilutive common share equivalents (1)	201,167	257,696
Diluted weighted average number of shares outstanding	101,319,086	98,077,137
Antidilutive securities (1)	1,616,638	1,062,371

(1)	For the three months ended March 31, 2023, stock options totaling 761,149 (March 31, 2022: 444,874), restricted and performance share units totaling 418,363 (March 31, 2022: 234,419), and deferred share units totaling 437,126 (March 31, 2022: 383,078) were excluded from the computation of diluted income per share due to exercise or vesting criteria not being met during the period.

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares, at a price of $14.65 per common share.

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 common shares on a “flow-through” basis” (as defined in the Income Tax Act (Canada)) (the Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share. The premium paid by investors on the flow-through shares was calculated as $3.08 per share. Accordingly, $2,986 was recorded as flow-through liability (Note 10).

The aggregate gross proceeds from the combined bought deal public offering and bought deal private placement amounted to $59,691. The Company paid commissions to underwriters of $3,010 and legal and filing fees totalled an additional $1,001 yielding net proceeds of $55,680.

During the three months ended March 31, 2023, 21,346 stock options were exercised (March 31, 2022: nil) for cash proceeds of $225 (March 31, 2022: nil).

During the three months ended March 31, 2023, no deferred share units (March 31, 2022: 25,000) were converted into common shares.

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at March 31, 2023, there were 1,222,355 stock options (March 31, 2022: 988,727 stock options) outstanding under the Plan.

17

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Stock option grants are recommended for approval to the Board of Directors by the Compensation and Human Resources Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan, and cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity, excluding the Gatling replacement options (Note 3), for the period:

		Weighted average
	Stock options	exercise price
	activity	(C$/option)

Outstanding, January 1, 2022	988,727	16.77
Granted	230,089	18.86
Exercised for cash	(100,678)	13.79
Exercised cashless	(105,344)	16.52

Outstanding, December 31, 2022	1,012,794	17.56
Granted	230,907	16.43
Exercised for cash	(21,346)	14.12

Outstanding, March 31, 2023	1,222,355	17.41

During the three months ended March 31 2023, 230,907 stock options to employees and consultants were granted (March 31, 2022: nil) with a weighted average grant date fair value of $1,147 (C$1,556) or $4.98 (C$6.74) per option.

The Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31,	December 31,
	2023	2022
Risk-free interest rate	3.53%	2.58%
Expected volatility	57%	61%
Expected dividend yield	nil	nil
Expected life (years)	3	3

18

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the three months ended March 31, 2023, 21,346 stock options were exercised (March 31, 2022: nil) with a weighted average market share price at the date of exercise of C$22.44 (March 31, 2022: nil).

The following table summarizes the Company’s stock options, excluding the Gatling replacement options (Note 3), outstanding and exercisable as at March 31, 2023:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
13.46	209,432	209,432	1.03
14.98	251,774	251,774	1.91
16.43	230,907	-	5.00
17.02	100,000	-	4.14
20.20	120,898	-	4.02
21.26	50,000	16,666	3.67
21.29	9,191	-	4.02
21.57	200,153	133,434	2.69
23.53	50,000	33,333	2.80
13.46 - 23.53	1,222,355	644,639	2.99

During the three months ended March 31, 2023, the Company recorded share-based payment expense of $467 (March 31, 2022: $255) relating to stock options vested to employees and consultants in the period of which $31 (March 31, 2022: $6) was capitalized to exploration and evaluation assets.

In 2022, the Company issued 43,675 replacement stock options pursuant to the Gatling acquisition (Note 3) of which 2,559 replacement stock options expired unexercised. The following table summarizes the Gatling replacement options that are outstanding and exercisable as at March 31, 2023:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	1.31
21.68 - 21.93	9,986	9,986	1.37
25.80	4,264	4,264	0.81
26.37 - 26.41	11,090	11,090	0.73
39.86 - 39.91	14,070	14,070	0.31
21.40 - 39.91	41,116	41,116	0.77

19

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(c)	Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

During the three months ended March 31, 2023, 54,022 RSUs were granted (March 31, 2022: nil) under the Company’s Share Unit Plan with 17,999 vesting in 12 months, 18,009 vesting in 24 months and another 18,014 vesting in 36 months. The RSUs had a weighted average grant date fair value of $12.14 per RSU (March 31, 2022: nil) as determined using the fair market value of the common shares on the date of grant.

During the three months ended March 31, 2023, 152,055 PSUs were granted (March 31, 2022: nil) under the Company’s Share Unit Plan with a five-year term. Of the grant, 114,042 PSUs vest upon the achievement of specified performance targets over a three-year performance period. The remainder of the grant, 38,013 PSUs are subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% (0 PSUs) to 200% (76,026 PSUs). The PSUs had a weighted average grant date fair value of $12.14 per PSU.

The three-year performance period for the February 2020 PSU grant ended on February 2023 and resulted in a PSU vesting of 86.3% of target or 72,437 PSUs. Consequently, 11,562 PSUs did not vest and were cancelled.

As at March 31, 2023, there were 371,807 PSUs and 155,081 RSUs issued and outstanding (March 31, 2022: 240,765 and 24,109 respectively) under the Share Unit Plan, of which 81,152 PSUs and 27,373 RSUs had vested (March 31, 2022: 6,346 PSUs and 24,109 RSUs) and are convertible into common shares of the Company. Included in the PSUs at March 31, 2023 are 76,914 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year period, resulting in a PSU target vesting range from 0-50% (19,450 PSUs) to 150-200% (134,377 PSUs).

During the three months ended March 31, 2023, the Company recognized a share-based payment expense of $149 (March 31, 2022: $201) relating to RSUs and PSUs of which $37 (March 31, 2022: nil) was capitalized to exploration and evaluation assets.

20

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(d)	Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the three months ended March 31, 2023, 15,365 DSUs were granted under the plan and 1,646 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (March 31, 2022: nil and nil respectively). A DSU share-based payment expense of $215 was recorded in the three months ended March 31, 2023 (March 31, 2022: $47). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the three months ended March 31, 2023, no DSUs (March 31, 2022: 25,000) were converted and settled in common shares. As at March 31, 2023, there are 437,126 DSUs (March 31, 2022: 444,373) issued and outstanding under the DSU Plan, all of which have vested.

As at March 31, 2023, assuming 100% of the PSU’s vest, there are 2,186,369 common shares (December 31, 2022: 1,765,222) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.13% (December 31, 2022: 1.78%) of the issued and outstanding common shares on a non-diluted basis, and there are 3,984,787 (December 31, 2022: 4,172,186) share-based awards available for grant under these combined share compensation arrangements.

(e)	Replacement warrants

In 2022, the Company issued replacement warrants pursuant to the Gatling acquisition (Note 3), of which as at December 31, 2022 34,418 replacement warrants had expired unexercised. The following table summarizes the Gatling warrants that are outstanding and exercisable as at March 31, 2023.

Exercise price	Number	Number	Weighted average remaining
(C$/warrant)	outstanding	exercisable	contractual life (years)
35.17	10,893	10,893	0.27
35.18	1,599	1,599	0.27
35.21	6,177	6,177	0.27
35.27	319	319	0.27
35.29	102	102	0.27
35.17 - 35.29	19,090	19,090	0.27

21

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

10.	Flow-Through PRemium Liability

As at March 31, 2023, the Company has a flow-through share premium liability of $2,859 (March 31, 2022: nil) in relation to the flow-through share financing completed on February 16, 2023 (Note 9(a) for full details of the financings). Flow-through shares are issued at a premium, and in the Company’s case, considering the separate offerings for flow-through shares and standard public offering for common shares both made on January 25, 2023, this premium has been calculated as the difference between the pricing of a flow-through share and that of a common share from the public offering made on the same date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. Below is a summary of the flow-through financing and the related flow-through share premium liability generated.

	Shares issued	Flow-through	Premium per flow	Flow-through
		share price	through share price	premium liability
		$	$	$
February 2023 Financing	969,450	17.67	3.08	2,986

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding	Flow-through
	and expenditures	premium liability
	$	$
Balance, January 1, 2023	-	-
Flow-through funds raised	17,133	2,986
Flow-through eligible expenditures	(730)	(127)
Balance, March 31, 2023	16,403	2,859

11.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income (loss) and deficit) and lease obligation, net of cash and investments in equity securities as follows:

22

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

	March 31,	December 31,
	2023	2022
	$	$
Equity	460,213	401,696
Lease obligation (Note 8)	232	261
Cash	(54,613)	(29,955)
Investments	(9)	(11)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $53,998 as at March 31, 2023. The Company may require additional capital in the future to meet its future project and other related expenditures (Notes 6, 7, and 16). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

As at March 31, 2023, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

12.	Financial risk management

The Company’s operations consist of the acquisition, exploration and development of mineral projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 6). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at March 31, 2023.

23

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its underground mining operation as described in Note 6. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. The Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries, as generally cash is only sent to them to cover current planned expenditures.

(iii)	Mexican value added tax

As at March 31, 2023, the Company had a net receivable of $81 (Note 5) for value added tax. As at March 31, 2023, Juanicipio, in which the Company has a 44% interest, had a receivable of $16,881 from the Mexican government for value added tax (Note 6) (MAG’s attributable portion $7,428). Management expects the balances to be fully recoverable by both entities.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loan receivable from Juanicipio which is classified as an Investment in Juanicipio in the condensed interim consolidated statements of financial position, as follows:

	March 31,	December 31,
	2023	2022
	$	$
Cash	54,613	29,955
Accounts receivable (Note 5)	2,444	708
Loan to the Juanicipio Entities (Notes 6 & 16) (1)	127,379	104,653
	184,436	135,316

(1) The expected credit losses take into account future information of the credit worthiness of Juanicipio and are not considered significant.

24

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (Notes 6, 7 and 16). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

Exposure to currency risk

As at March 31, 2023, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$

Cash	3	14,032
Accounts receivable	81	455
Investments	-	9
Accounts payable	(42)	(1,621)
Lease obligations	-	(232)
Net assets exposure	42	12,643

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

25

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at March 31, 2023 is 737 thousand pesos (March 31, 2022: 862 thousand pesos). A 10% appreciation or depreciation in the peso against the US$ would have an immaterial effect on the Company’s income (loss) before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Note 6) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at March 31, 2023 is 69.1 million pesos (March 31, 2022: 16.8 million net peso). A 10% appreciation in the peso against the US$ would result in a loss before tax at March 31, 2023 of $424 (March 31, 2022: $93) in Juanicipio, of which the Company would record its 44% share being $187 loss from equity investment in Juanicipio (March 31, 2022: $41), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are predominantly denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at March 31, 2023 is C$17.1 million (March 31, 2022: C$3.2 million). A 10% appreciation or depreciation in the C$ against the US$ would have a $1,264 effect on the Company’s income (loss) before tax.

26

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(e)	Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

13.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash, accounts receivable, trade and other payables and lease obligation reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at March 31, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments(1)	9	-	-	9

As at December 31, 2022	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments(1)	11	-	-	11

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy.

27

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2023 or during the year ended December 31, 2022.

14.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Project, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

15.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

During the three months ended March 31, 2023 and 2022, the Company incurred expenses with Cascabel and IMDEX as follows:

	March 31,	March 31,
	2023	2022
	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	78	68
Travel and expenses	13	8
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	13
Field exploration services	37	40
Share-based payments (non-cash) (Note 9)	114	86
	255	215

All transactions are incurred in the normal course of business, and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2023 is $155 related to these services (December 31, 2022: $104).

28

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

	Country of	Principal	MAG's effective interest
Name	Incorporation	Project	2023 (%)	2022 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

As at March 31, 2023, Fresnillo and the Company have advanced $289,507 as shareholder loans (MAG’s 44% share $127,379) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest was expensed whereas the remainder, pertaining to the plant, continued to be capitalised. Capitalised interest net of recontributions in 2022 of $1,336 was applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry. From January 2023 with the commencement of commissioning of the plant at Juanicipio, all of the interest is expensed. Interest recorded by the Company for the three months ended March 31, 2023 totalling $1,679 (year ended December 31, 2022: $1,058) has therefore been included in the income from equity investment in Juanicipio.

During the three months ended March 31, 2023 and 2022, compensation of key management personnel (including directors) was as follows:

	For the three months ended
	March 31,	March 31,
	2023	2022
	$	$
Salaries and other short term employee benefits	501	416
Share-based payments (non-cash) (Note 9)	654	249
	1,155	665

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Sustainability Officer.

29

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

16.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at March 31, 2023 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Committed exploration expenditures (3)	-	-	-	-	-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	883	517	291	75	-
Total Obligations and Commitments	883	517	291	75	-

(1)	Although the Company makes cash advances to Juanicipio as cash is called by the operator Fresnillo (based on approved budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $36,561 (December 31, 2022: $47,809), with respect to the Juanicipio Project on a 100% basis as at March 31, 2023.

(3)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 7 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

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